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                                                                       EXHIBIT 8


LOGO

              LOGO
                                                                 August 21, 1998

Dear Fellow Shareholders:

  On August 20, 1998, your Board of Directors took a number of important steps, including the following two, to provide to all AMP constituencies, including our shareholders, the opportunity to realize the full benefit of the values inherent in AMP. First, the Board determined to reject AlliedSignal's cash tender offer as inadequate, not reflective of the value or prospects of AMP-- particularly in light of AMP's recently announced profit improvement program, and not in the best interests of AMP and its relevant constituencies, including its shareholders. Second, the Board of Directors, approving a basic recommendation of its Board committee regarding CEO succession reached before AlliedSignal announced its offer, appointed a new management team committed to lead aggressively the timely implementation of AMP's program to improve its operating and financial performance.

THE OFFER

  As you know, on August 10, 1998, AlliedSignal Inc. announced that its wholly owned subsidiary, PMA Acquisition Corporation, commenced an unsolicited tender offer for all outstanding shares of common stock of AMP Incorporated at $44.50 per share in cash.

  AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS, BY UNANIMOUS VOTE OF THE DIRECTORS PRESENT, HAS UNANIMOUSLY DETERMINED THAT ALLIEDSIGNAL'S OFFER IS INADEQUATE, DOES NOT REFLECT THE VALUE OR PROSPECTS OF AMP AND IS NOT IN THE BEST INTERESTS OF AMP AND ITS RELEVANT CONSTITUENCIES, INCLUDING ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD BY SUCH UNANIMOUS VOTE RECOMMENDS THAT YOU REJECT ALLIEDSIGNAL'S OFFER AND NOT TENDER ANY OF YOUR SHARES TO ALLIEDSIGNAL.

  AMP's Board of Directors, assisted by Credit Suisse First Boston, its financial advisor, Skadden, Arps, Slate, Meagher & Flom LLP, its principal legal advisor, and other legal advisors, has reviewed AlliedSignal's offer carefully. In particular, the offer was weighed against the expected benefits of the profit improvement program announced by AMP in June prior to any recent contacts from AlliedSignal and the commencement of the offer. As we announced, this program, which is fully designed and in the process of being implemented, is expected to result in estimated cost savings of at least $200 million during 1999, and in excess of $300 million annually in the ensuing years. Your Board believes that there are substantially higher values inherent in AMP, as the world's largest manufacturer of electrical and electronic connectors, which should be realizable in the near term and beyond as the profit improvement program takes effect.

  It is clear to your Board of Directors that AlliedSignal's offer is an opportunistic attempt by AlliedSignal to capture for its own shareholders the significant benefits of this program that AMP expects to deliver to you. With no apparent overlap or synergies between the two companies, AlliedSignal is simply trying to adopt our program for its own benefit. AlliedSignal has launched its offer at a time when AMP's business, like those of other companies similarly situated, was under pressure from a significant, but ultimately temporary, economic downturn in the Asia/Pacific region and, accordingly, when AMP's stock price was near the low point of the past twelve years. By launching its offer now, AlliedSignal is also seeking to move hurriedly before the positive impact of our fully designed profit improvement program, which was recently put in place, can even begin to be felt. Although AlliedSignal is touting its offer as at a "premium" to AMP's pre-offer market price, the "market" is temporarily depressed and, in reality, AlliedSignal's tactic is designed to acquire AMP on the cheap.
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  Simply put, as directors responsible to AMP, we strongly believe that
AlliedSignal's opportunistic offer clearly is not in the best interest of AMP, its shareholders and other constituencies.

  In reaching its determination and recommendation, the Board of Directors took into account a variety of factors, including the opinion of its financial advisor, Credit Suisse First Boston, that the AlliedSignal offer is inadequate, from a financial point of view, to AMP shareholders. Your Board of Directors was also concerned about the effect that this offer might have on other relevant AMP constituencies, including our customers, suppliers, employees and the communities being served by AMP.

  A more detailed description of the reasons for your Board of Directors' recommendation and the factors considered by the Board is contained in the enclosed Schedule 14D-9. We urge you to read it carefully and in its entirety so that you will be fully informed as to the Board of Directors' recommendation.

  Your Board of Directors is convinced that continuing actively to pursue our strategic goals is in the best interests of AMP and the best way for AMP to realize its inherent values. This does not mean that your Board will not consider offers that reflect the full value of your company or steps to enhance the delivery of value. In fact, the Board has instructed management, with the assistance of AMP's financial and legal advisors, to seek to develop financial or other alternatives, on a basis consistent with the pursuit of its recently announced business strategy, for enhancing the value of AMP in the nearer term. In addition, the Board of Directors has resolved not to adopt a new rights plan for a period of at least six months following the expiration of the existing plan on November 6, 1999, as, by such time, a substantial portion of AMP's profit improvement plan is expected to have been implemented and the benefits reflected in the value of AMP.

NEW MANAGEMENT TEAM

  Effective as of today, I was elected Chairman and Chief Executive Officer of AMP. James E. Marley and William J. Hudson are retiring from their roles as Chairman, and Chief Executive Officer and President, respectively. Mr. Hudson is assuming the position of Vice Chairman of the Board.

  In addition, Herbert Cole, formerly Corporate Vice President and President, Global Terminal and Connector Operations, has been elected Senior Vice President for Operations, and Dr. Juergen Gromer, formerly Corporate Vice President, Global Automotive Division, has been elected Senior Vice President, Global Industry Businesses.

  Having been a leader in the creation and structuring of AMP's efforts to reshape itself as a more competitive and profitable company, I look forward to taking full responsibility for the successful implementation of our profit improvement program. With the appointment of Herbert Cole and Dr. Juergen Gromer as senior executives, I believe we have the management team in place with the focus and skills to implement this program. We, as a team, are committed to moving AMP further and faster to unlock its inherent value. I am confident that greater value for AMP and all its constituencies, including its shareholders, will result.

  Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                          Sincerely,

                                          /s/ Robert Ripp
                                          Robert Ripp
                                          Chairman and Chief Executive Officer